Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Craig Salm on Coinage Podcast

Zach: Welcome in everybody. A huge day for Bitcoin and Bitcoin ETFs as they all begin [00:01:25] trading. Uh, after a huge years long battle as [00:01:30] grayscale honestly might not get enough credit in all of this. I'm super excited to be hosting today [00:01:35] with us on coinage Grayscale's Chief Legal Officer Craig Salm joining [00:01:40] us on the show today. Craig, thank you so much for taking the time, man.

Craig Salm: [00:01:44] Hey, [00:01:45] Zach, great to meet you. And thank you so much for having me on the show.

Zach: [00:01:48] Yeah, thanks for coming on. And, you [00:01:50] know, I think today has been, you know, people have been waiting a very long time for Bitcoin ETFs [00:01:55] to begin trading. We're finally here. For those who don't know, it basically dates back [00:02:00] years in Grayscale's battle with the SEC. And now there are 11 spot Bitcoin ETFs [00:02:05] trading. But for you personally for the team at grayscale, what's it been like for you to finally get [00:02:10] here today as we see all 11 trading.

Craig Salm: [00:02:13] Yeah the mood here is [00:02:15] very positive. I'm actually at the New York Stock Exchange today. A few of us came down here to [00:02:20] watch the first day of trading and see GBTC be the first spot Bitcoin ETF to trade [00:02:25] here in the US. Um, it's the culmination of nearly a decade of work, [00:02:30] GBTC launching back in 2013. Just as a private placement always [00:02:35] intended to become a Bitcoin ETF when permitted by the regulatory environment. [00:02:40] Following our D.C. Circuit Court victory back in August, the narrative really [00:02:45] started to change, and we think that court case really paved the way for the commission to become [00:02:50] comfortable with these kinds of products. We, along with other issuers, made filings. And all of that led to [00:02:55] yesterday the registration statement for GBTC, going effective the 19 before [00:03:00] being approved by the commission, all leading up to this morning. And actually, [00:03:05] it wasn't at 9:30 a.m. when the bell opened for most stocks that trade, but actually 4 [00:03:10] a.m. GBTC was the first Bitcoin ETF to trade. I actually stayed up just to see it [00:03:15] happen, just to make sure it all went through smoothly and all of us were very happy to finally see [00:03:20] all of this come to fruition. Um, we've shown that we were committed to making GBTC an ETF, and [00:03:25] today we did exactly that. So big day for GBTC. And as you said, big day for the whole Bitcoin [00:03:30] community.

Zach: [00:03:31] Yeah it's a it's a big day. And obviously again as we said there was a lot of legal precedent. [00:03:35] And I think you know you specifically in the legal team we say grayscale deserves so much. You know credit [00:03:40] here. But it's I think specifically your guys's legal team here in terms of what you did and the legal ruling that we [00:03:45] saw, as you mentioned, the appeals circuit court. I do wonder, though, you know, when you look beyond Bitcoin [00:03:50] and obviously all the excitement there. Now looking ahead, what do you think that this green light [00:03:55] says about what potentially could come next in terms of ETH, ETFs and [00:04:00] the like?

Craig Salm: [00:04:01] There certainly was a lot of a legal win to this. [00:04:05] I have to give credit to the legal team here at grayscale, Davis, Polk and [00:04:10] then Munger, Tolles and Olson and Don Verrilli, who we engaged to be our senior litigation counsel [00:04:15] as it started to feel like we might have to pursue judicial remedies while we were in the process [00:04:20] of applying to uplift GBTC. So, you know, that's been a really great [00:04:25] way to pay it forward. We have GBTC, of course, that's been our number [00:04:30] one priority, but we also have 16 other crypto asset products that are structured [00:04:35] the exact same way as GBTC. That is, all of them started off as a private placement, [00:04:40] and all of them intend to become an ETF when permitted by the regulatory environment. So [00:04:45] now that GBTC is an ETF, our other product, Grayscale Ethereum Trust, which [00:04:50] is the largest Ethereum fund in the world, we have also filed to uplift that as an ETF. [00:04:55] The way this works is you make these filings and they go through a statutory 240 [00:05:00] day review period, where the Commission invites the public in to submit comment letters expressing their [00:05:05] views on why they think or don't think the commission should approve that kind of product. So [00:05:10] we're in that stage right now with Ethereum and looking forward to engaging with the commission on that, as well [00:05:15] as the other products that we have that we eventually hope to convert into ETFs as well.

Zach: [00:05:19] But beyond just [00:05:20] working with them, I mean, I think a lot of people are watching this play out now saying, okay, let's look at the rationale here [00:05:25] was, you know, there was a January 10th deadline that the SEC had basically after they lost their their [00:05:30] position in terms of blocking you guys from converting GBTC into a Bitcoin ETF. [00:05:35] But they had Gary Gensler statement yesterday which people were trying to read into. I myself was trying to read into. [00:05:40] And he says look, don't read into this as anything beyond Bitcoin. It doesn't signal the [00:05:45] commission's willingness to approve listing standards for crypto asset securities. And we've heard Gary Gensler maybe [00:05:50] say Bitcoin is in a league of its own. So in terms of like the timeline, would you expect [00:05:55] that grayscale would have to go through all the rigmarole of suing the SEC [00:06:00] again over an ETF and then go through everything again? Or has this kind of decision [00:06:05] and what you've heard in working with the SEC given you any kind of optimism to think [00:06:10] that it won't be as complicated as this one was.

Speaker3: [00:06:13] You know.

Craig Salm: [00:06:14] I really do have to [00:06:15] give credit to regulators that have been grappling with this new asset class, this new technology. [00:06:20] Bitcoin is the largest, most prominent. It's been around long enough [00:06:25] for, I think, a lot of individuals to really understand what its use case is. That is a sort [00:06:30] of digital gold, a store of value. We for years have been engaged with the commission [00:06:35] on explaining how Bitcoin works within the context of GBTC. Um, you know, [00:06:40] I remember back in 2018, we were in front of them when we were trying to make GBTC an SEC reporting company. [00:06:45] And even back then we were getting very thoughtful questions about the use case and how [00:06:50] it trades and is custodied and how we think about accounting and how we think about disclosures, [00:06:55] all all these things to make it an understandable investment for investors. It's only natural that [00:07:00] as you move down the spectrum of different crypto assets that have even more complicated types of use [00:07:05] cases, like Ethereum with smart contracts or getting into decentralized finance, [00:07:10] laying on the traditional financial use cases on top of crypto, there's naturally going [00:07:15] to be more questions that come up, and it's a matter of allowing regulators.

Speaker4: [00:07:19] I [00:07:20] have to be.

Craig Salm: [00:07:20] Comfortable with allowing these products to sit within traditional investment vehicles like ETFs. We [00:07:25] finally got there with Bitcoin. It was certainly a long road and depending on who you speak to, [00:07:30] they might think it was too long. But we're happy that we finally got there for GBTC and all the other [00:07:35] peer firms that have launched Bitcoin ETFs today. So to answer your question, I don't know how long it will take, [00:07:40] but I do think eventually we can get there just as regularly as we become more comfortable with this asset class and its various [00:07:45] use cases.

Zach: [00:07:46] Yeah. Let me ask that question, I guess in a different way too, because, you know, [00:07:50] after the decision came out, some some details around A32 vote from the SEC, you [00:07:55] know, people were looking into that and the way that it was split. We're going to have Commissioner Pearce back on the show in [00:08:00] a couple of weeks to talk about kind of what was going on behind the scenes. So we'll have that on coinage, which people can look ahead [00:08:05] to. But I wonder if in terms of reading kind of the the approval, if [00:08:10] it signaled anything to you, because a lot of this was, again, the SEC kind of checking the boxes and making [00:08:15] sure that all 11 spot Bitcoin ETF applications here met the threshold, I think, [00:08:20] for trying to make sure today went well. It seems like everything's been going great. So I mean when you [00:08:25] look at the approval and maybe specifically that vote, are people making too much of A32 vote [00:08:30] around that, giving kind of the discussions that went on to get this across the finish line. And was there anything [00:08:35] there that maybe signals, uh, that it's going to be different? Like I said, around ETFs. [00:08:40]

Craig Salm: [00:08:41] The approval read a lot along the lines of what [00:08:45] our case really was about in the D.C. circuit. That is, you have the bitcoin futures [00:08:50] market that is a marketplace where there's regulation and surveillance. But because bitcoin [00:08:55] futures are derivatives of Bitcoin itself, it's pretty common sense [00:09:00] to think there has got to be some sort of correlation there. Prior to our lawsuit, we saw two [00:09:05] studies. One come in from professor Bob Whaley of Vanderbilt, and then another one come in from [00:09:10] Coinbase showing that there is a tight correlation. In our case, we showed a 99% [00:09:15] plus correlation between the Bitcoin futures and spot Bitcoin markets. To the commission's [00:09:20] credit, they did their own study as well and saw that kind of correlation. And the way you get to [00:09:25] comfort with a spot Bitcoin ETF. Is that because the Bitcoin futures markets are correlated [00:09:30] with the spot bitcoin market and because it's surveilled and regulated, if there's any sort of [00:09:35] fraud or manipulation in the underlying spot Bitcoin markets, you can now have confidence that that would be detected [00:09:40] in the regulated CME markets. So I think that's kind of the standard that has been set. And something [00:09:45] that we present to the D.C. circuit that, you know, a panel of three judges unanimously [00:09:50] agreed with us on. So I think if you can have that same set of facts and circumstances for [00:09:55] other assets, then that should also pave the way for that assets ETF. [00:10:00] Right now, Ethereum is the only other crypto asset that has CME traded [00:10:05] futures. So I think we should be there. And that's the case that we presented in the 19. Before that we [00:10:10] filed for E-tag. But it's a matter of continuing to engage with the SEC addressing [00:10:15] questions they may have and then just taking it from there.

Zach: [00:10:17] Yeah, I would agree. I mean, that was kind of the standout [00:10:20] for me as well. And reading through it was was looking at how closely tracked, you know, the futures [00:10:25] trading and the underlying spot trading was here in that approval filing. So we'll [00:10:30] leave that one there as we look as we look ahead to the ETF and that battle and what that [00:10:35] might say. But Craig, I mean, when you think back to all of this, right. And you personally, I think, [00:10:40] you know, there have been other lawsuits that have popped up using the same kind of, uh, language around arbitrary [00:10:45] and capricious, which is kind of the first filing that you guys had versus the SEC. People have [00:10:50] copied that language now. I mean, how have you maybe looked at the way the grayscale has pushed this idea forward, [00:10:55] that maybe the SEC is acting arbitrarily and capriciously when you're [00:11:00] looking at blocking a lot of the advancement here in the US.

Craig Salm: [00:11:03] So the decision [00:11:05] to file our particular lawsuit was absolutely not something we took lightly. It was [00:11:10] only after years of attempts to convert GBTC into an ETF to upload [00:11:15] it to Nissaka. We got to a place where the commission had allowed Bitcoin futures [00:11:20] to trade regulated under both the 40 act and the 33 act, which [00:11:25] is the same regulation that sore spot Bitcoin ETFs are regulated under. We [00:11:30] saw the quantitative data with that correlation between Bitcoin futures and spot Bitcoin. Unfortunately [00:11:35] we got to a point where we were denied. But before that we had engaged Don [00:11:40] Verrilli, former solicitor general, to really have the best legal minds, the best legal acumen [00:11:45] behind us, so that if we actually were going to challenge a denial, we [00:11:50] would be doing it the right way on behalf of our investors. We, as the operator of an actual Bitcoin [00:11:55] fund, just had a lot more at stake. We have nearly a million investors across all 50 states, [00:12:00] and it wouldn't have been the right thing to just sit there and accept the denial and have GBTC continue to [00:12:05] operate as is. It's really one of the great things about the American judicial, [00:12:10] legislative and regulatory system that we can challenge decisions if we have a disagreement, [00:12:15] but it has always been one of a mutual, respectful disagreement. There's never any [00:12:20] sort of animosity. It's just that as a market participant, there's decisions that [00:12:25] are made, and if you disagree, you can challenge them in court. And that was something that we felt was really [00:12:30] incumbent upon us to do. Yeah.

Zach: [00:12:31] Well, I mean, you guys led the way. And now I think there are a lot of other people, [00:12:35] you know, joining in the spoils, I suppose, in terms of also listing their Bitcoin spot ETFs [00:12:40] too. And if you look at the fees, a lot of our community members wanted [00:12:45] me to ask around the management fees there too, because 1.5% in terms of Grayscale's [00:12:50] GBTC, you guys obviously had the lead by just having the trust trade already. Now [00:12:55] we're seeing other fees drop to, you know, below a quarter of a percent. I mean, how do you look at that? And maybe [00:13:00] what Grayscale's strategy is because you guys have that moat. But the longer this goes on is [00:13:05] the thinking that maybe eventually that fee could come down, or how is grayscale looking at that?

Speaker5: [00:13:10] Yeah. [00:13:10]

Craig Salm: [00:13:10] So we have for a long time been telegraphing that we would reduce [00:13:15] the management fee of GBTC upon it becoming an ETF. Earlier this week, we [00:13:20] announced that we would be reducing it by 25%. We were very excited about that announcement. We [00:13:25] have always felt that GBTC is a premium product that brings value to investors. We [00:13:30] took a chance by starting it back in 2013, when no one had any idea [00:13:35] really, of Bitcoin as a true investment asset class. Investors joined [00:13:40] in that private placement. Investors came in in the public quotation. We've been doing this for [00:13:45] nearly ten years now. We have the longest track record that has led to the largest Bitcoin fund in the world, [00:13:50] the most liquid, the highest trading volume just today. GBTC right [00:13:55] now is the largest Bitcoin fund in the world and the second largest commodity based ETF in the world. So [00:14:00] I think that just shows the value that we brought to GBTC and our shareholders and that we will continue to bring now that [00:14:05] GBTC is an ETF.

Zach: [00:14:07] Yeah, I mean what have you made of of I guess kind of everyone's painting it as [00:14:10] a, as a fee war as a battle, as maybe a race to the bottom in terms of the fees and everything like that. And we've [00:14:15] seen a lot of commercials, people trying to differentiate their brands here. I mean, what have you made of kind of this launch [00:14:20] as you look at it now, as there are ten, I guess, also options on the market if people aren't [00:14:25] looking at it just as fees. And the cheapest way to access this, like you said, there are other pieces out there, but how [00:14:30] have you seen the market respond?

Craig Salm: [00:14:31] Yeah, well firstly it's great to see all the advertising [00:14:35] and marketing around Bitcoin ETFs. All of those are promotions of Bitcoin itself. And [00:14:40] I think the more people learn about Bitcoin and its use cases, that's good for all of us. We've [00:14:45] always been ready for a world of multiple competing products. And we're in really good company now with the largest [00:14:50] asset managers in the world doing exactly what we've been doing for the last ten years. I think [00:14:55] there's a lot of features of ETFs that will matter to investors. Fees is one thing. Size. [00:15:00] Liquidity spreads between the pricing of the ETF when you buy and sell, if you're trying to get [00:15:05] out of big positions, that's where liquidity matters a lot. All of these features go into the value [00:15:10] that any ETF asset manager brings, and we feel GBTC has and will continue to be a best [00:15:15] in class product for investors as.

Zach: [00:15:16] Well as friendly as you know, I guess relationships with the [00:15:20] SEC have now maybe I think it might be say too fair to say they've warmed, perhaps because, you know, [00:15:25] it would have been cold back then when you were having this battle. And now here we are, and grayscale got out with the rest of them. There were [00:15:30] questions around maybe that happening. I do wonder if you look at, you know, the way that other financial [00:15:35] giants may be now coming around to this. We were seeing reports. I don't know if [00:15:40] I've been able to verify these 100%, but our friends at Bloomberg have also been hearing the same thing [00:15:45] that Vanguard is blocking people from buying GBTC. I mean, how [00:15:50] do you look at that, maybe from a legal perspective in terms of what could happen as market participants [00:15:55] try and figure out what to do with spot Bitcoin ETFs, but also just kind of what we talked about in terms of [00:16:00] where the public's at in looking at Bitcoin.

Craig Salm: [00:16:03] So GBTC [00:16:05] has been trading since 2015. It's been available on brokerage accounts all of that time. [00:16:10] Different brokers have different choices to make about the products they're going to allow their customers to invest [00:16:15] in. So I can't speak to the choices of any particular one. But GBTC today [00:16:20] is available in numerous brokerage accounts, as it's been since before it was an ETF. Um, [00:16:25] you know, I continue to respect the choices of those individuals. And [00:16:30] also the fact that you have regulators that are constantly getting comfortable with a new asset class. [00:16:35] Um, I go back to the tough job that they have of, you know, balancing this new innovation [00:16:40] and wanting to allow capital formation while also protecting investors and the other individuals [00:16:45] that they're responsible for. So I think we've come a long way. I think education will continue to [00:16:50] be an important feature for grayscale and for other asset managers as investors, [00:16:55] financial advisors, regulators, policymakers are learning about the asset class and how [00:17:00] they want to approach it.

Zach: [00:17:01] Yeah. To be clear, it's not like they're coming after grayscale. You know, they're not singling [00:17:05] you guys out. It's it seems to be that they're banning all Bitcoin ETFs from their platform or letting [00:17:10] their users not touch them, which, you know, again, everyone can make their own calls. But I think the larger question [00:17:15] there is just like maybe stepping back, you said you've been at grayscale for years now. You've been there since the early days of [00:17:20] this battle. You've now crossed the finish line. I mean, when you sit back and think about things in relationships [00:17:25] to the way that people just look at Bitcoin, I mean, how has it evolved as you sit here now having [00:17:30] GBTC trade as a spot Bitcoin ETF.

Craig Salm: [00:17:33] Yeah, it's uh, in some ways a [00:17:35] surreal experience to have joined six years ago when GBTC had [00:17:40] been trading on OTC markets for just about three years. Then wasn't SEC reporting, certainly wasn't [00:17:45] an ETF. Um, back then we had, I believe, under $1 billion of AUM. And [00:17:50] to see how far we have come then from just having GBTC and a couple other products [00:17:55] to now having 17 digital asset products, each of them in various phases of their [00:18:00] four stage life cycle, which is private placement, public quotation, sec reporting and then [00:18:05] conversion into an ETF. The fact that we said we would do with GBTC and we have now [00:18:10] done that, I think is a testament to the focus of our firm and how serious we take this asset class [00:18:15] and how important our investors are to us right now. We're focused on GBTC continuing to build [00:18:20] the ecosystem around it, and then also looking to our other crypto products like our Ethereum Trust, hopefully [00:18:25] bringing it through that four stage life cycle as well.

Zach: [00:18:28] Yeah, you know, a lot of people have been looking at it and it's [00:18:30] been interesting to kind of see the price moves around Bitcoin itself, right. In terms of [00:18:35] where it's trading. Um, obviously we're not going to talk to you about price and looking at [00:18:40] where prices could go now. But when you.

Speaker5: [00:18:42] Already predicted what.

Craig Salm: [00:18:42] My response would be.

Zach: [00:18:45] But [00:18:45] when you think about maybe risks out there now to the market, you know, so many people always point to [00:18:50] the SEC and Gary Gensler maybe trying to block some of the stuff. We're over that hill now. We've passed it. They're [00:18:55] trading bitcoins out there and now institutions can access this. But when you look at maybe how the market's evolved [00:19:00] and maybe some pieces that haven't evolved as fast as they could have, are there any risks that you look at [00:19:05] when it comes to maybe where this crypto, this nascent, newly celebrated crypto market is [00:19:10] in its legitimacy? Like, what are you looking at now here in 2024 [00:19:15] that has maybe you staying up at night?

Craig Salm: [00:19:18] So Grayscale's [00:19:20] mission is to bring further access to this asset class through familiar investment vehicles. [00:19:25] The fact that we've now done that with an ETF will lead to a lot more access [00:19:30] and potential exposure for all those investors that have been on the sideline wanting to make an investment [00:19:35] in Bitcoin, but not being able to do so because they didn't have the vehicle that they can use to express [00:19:40] that view. So today is just the beginning. The other positive features [00:19:45] of having a listed ETF is that you can have options on that, and that creates a whole ecosystem around [00:19:50] the product for different market participants to engage with it in different ways. All of that creates more [00:19:55] liquidity trading volume, tighter spreads, ultimately better for the end investor because they're reduced [00:20:00] costs. So right now we're going to be focused on that for GBTC. And then again doing [00:20:05] the same thing for other products, allowing investors to get that exposure to the whole spectrum [00:20:10] of digital assets. So it's just day one right now and definitely an exciting one and the culmination [00:20:15] of ten years of work.

Zach: [00:20:16] Yeah, I think that's a good place to to wrap up here too though, Craig, because, [00:20:20] you know, as a founder now building a community owned Web3 media outlet here, it's exciting to have you [00:20:25] on answering our questions. But any time someone goes out there and says, look, we think we're right on this, we're going to challenge [00:20:30] them in the courts to have this battle play out over the course of years, to have it go to the appeal [00:20:35] to win unanimously, three zero, to now have the SEC up against the deadline here, and all of you [00:20:40] guys coming out at the same time. It's been exciting to watch as someone building in crypto as well.

You guys [00:20:45] went about it the right way and cross the finish line for the whole industry. So I think I'm speaking for crypto. Dare [00:20:50] I say that I shouldn't be speaking for crypto when I say it? But congrats on getting out and having [00:20:55] these all trade. Craig Salm, Chief Legal Officer at Grayscale. Thanks so much for coming on, man. I really appreciate [00:21:00] the time. Thank you.

Craig Salm: [00:21:00] Zach. Yeah, thank you so much for having me. Happy to come back on the show whenever you like.

Zach: [00:21:04] Awesome. Thank you so much [00:21:05] and we'll see you down at the nisi. The celebration continues very soon here, ladies and gents. Thanks again [00:21:10] Craig I appreciate it. That'll do it for this little update here on coinage as we continue to track the spot. Bitcoin [00:21:15] ETFs trading for Craig for myself. Thanks everybody for tuning in.

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